Exhibit 99.29

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

NexGen Energy Ltd. (the “Company”)

3150-1021 West Hastings Street

Vancouver, BC V6E 0C3

2.	Date of Material Change:

August 11, 2016

3.	News Release:

On August 11, 2016, the Company issued a news release reporting the material change through CNW Group.

4.	Summary of Material Change:

On August 11, 2016, the Company announced it had discovered a new high grade zone of mineralization, 4.7 kilometres northeast of the Arrow deposit as part of its on-going summer drilling program on its 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

5.	Full Description of Material Change:

Regional drilling approximately 4.7 kilometres northeast of Arrow resulted in a new discovery of high grade uranium mineralization. Discovery hole HP-16-08 intersected 17.0 metres of continuous mineralization (220.0 to 237.0 metres) including 4.5 metres of off-scale radioactivity (>10,000 to >61,000 counts per second). This new zone has been named the Harpoon Discovery and is defined by the presence of strong visible uranium mineralization and includes dense accumulations of massive to semi-massive pitchblende mineralization. The discovery hole was a 250 metre step-out along trend to the northeast of hole HP-16-06 (also reported in the Company’s news release dated August 11, 2016), which encountered 1.5 metres of continuous mineralization (<500 to 2200 counts per second) from 303.0 to 304.5 metres. The Harpoon discovery is on land and starts at a vertical depth of approximately 210 metres.

Hole HP-16-08 was drilled at an angled orientation (-70° dip) to the northwest (320° azimuth) to test a VTEM conductor associated with a circular gravity anomaly. It was designed to test the prospective structure 200 metres northeast of HP-16-06 and -07 and at a shallower depth. Due to the suspected presence of extreme desilicification, no intact Athabasca Group sandstones were recovered. Basement lithologies were intersected beginning at 135.0 metres and consisted largely of semipelitic and intrusive gneisses of varying composition. Visible uranium mineralization occurs as massive to semi-massive veins, worm-rock styles, chemical solution fronts, disseminations, replacement bodies and fracture coatings. It is hosted within a chloritic and graphitic shear zone that is heavily clay altered. Strong clay alteration occurs extensively above the mineralized zone. The hole was terminated at 396.0 metres.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) (“SRC”) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this material change report has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Joanna Cameron

Vice-President Legal and General Counsel

Phone: (604) 428-4112

Email: mjcameron@nxe-energy.ca

9.	Date of Report:

August 22, 2016